Mail Stop 6010



      August 5, 2005



Mr. Michael Prince
Chief Executive Officer
Signature Eyewear, Inc.
498 North Oak Street
Inglewood, California  90302

	Re:	Signature Eyewear, Inc.
		Form 10-K for the Year Ended October 31, 2004
Form 10-Q for the Quarter Ended January 31, 2005
      File No. 000-23001


Dear Mr. Prince:

      We have reviewed your response letter dated July 20, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended October 31, 2004

Financial Statements

Notes to Financial Statements, page 34

Note 6.  Commitments and Contingencies, page 45

1. We note your response to our prior comment 1. It appears that you have concluded the error was not material to the 2003 loss from operations. Please provide us with a comprehensive qualitative and quantitative analysis of the materiality of the error based on the guidance in SAB 99. Provide the analysis of the materiality for each of fiscal years 2003, 2004 and fiscal year to date 2005 assuming the transaction had been recorded correctly. The quantitative analysis should address not only operating income (loss), but also net income
(loss), earnings (loss) per share and any other relevant measures. Your analysis should address the factors outlined in SAB 99.

Note 13.  Fourth Quarter Adjustments, page 51

2. We note your response to our prior comment 3. We refer you to Statement 5 in Chapter 4 of ARB 43, which states that "[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the
difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market."  Therefore, in recording your initial
obsolescence charge, you reduced the inventory to the lower of cost
or market. Subsequently, due to a change in the facts and circumstances relating to the reserve, you marked the inventory back up to $3 per frame. Notwithstanding the guidance in APB 20, SAB Topic 5BB states that "the staff believes that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances."  Since your
inventory was originally written down to the lower of cost or market,
we believe that you are fully within the scope of SAB Topic 5BB
and
since the change is due to a change in the underlying facts and circumstances, we do not believe it is appropriate to mark up the inventory. Please restate your financial statements to comply with
SAB Topic 5BB.  Otherwise, if you believe an amendment to your
Form
10-K is not required due to the amounts not being material,
provide
us with a comprehensive qualitative and quantitative analysis of the
materiality of the errors based on the guidance in SAB 99. Your analysis should address whether or not the prior period errors are material for restatement in prior periods. Include a separate analysis to address whether or not the correction of prior period errors in the current period is material to the current period.
      *    *    *    *


      As appropriate, please amend your October 31, 2004 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      	 You may contact Tara Harkins, Staff Accountant, at
(202)
551-3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202) 551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Michael Prince
Signature Eyewear, Inc.
August 5, 2005
Page 1